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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

UNITED AUTO GROUP, INC.

(Name of Issuer)

Common Shares (Par Value $0.0001 Per Share)

(Title of Class of Securities)

909440 10 9

(Cusip Number)

Mr. Munemasa Izumi, General Manager
First Business Department
First Motor Vehicles Division
Motor Vehicles, Marine & Aerospace Business Unit
Mitsui & Co., Ltd.
2-1 Ohtemachi 1-Chome,
Chiyoda-ku Tokyo, Japan
(Phone) + 81-3-3285-4289

Mr. Shigeo Enomoto, General Manager
Detroit Machinery & Automotive Department
Second Machinery Division
Mitsui & Co. (U.S.A.), Inc.
Detroit Office
1000 Town Center, Suite 1900
Southfield, MI 48075
(Phone) 248-948-4171

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:
William D. Regner, Esq.
Debevoise & Plimpton LLP
919 Third Avenue
New York, NY 10022
(212) 909-6000

February 16, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 909440 10 9

1.	Name of Reporting Person: Mitsui & Co., Ltd.		I.R.S. Identification Nos. of above persons (entities only): 98-0110185

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Japan

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 7,220,349

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 7,220,349

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,220,349 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒ (1)

13.	Percent of Class Represented by Amount in Row (11): 15.8% (2)

14.	Type of Reporting Person (See Instructions): CO

(1) The parties to the Stockholders Agreement (as defined in Item 6) may be deemed to constitute a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Reporting Persons may be deemed to share beneficial ownership of the shares of Common Stock owned by the other stockholder parties to the Stockholders Agreement. The Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock held by such other parties.

(2) This percentage reflects the proposed issuance of 4,050,000 shares of Common Stock to the Reporting Persons described in this Amendment No. 2.

CUSIP No. 909440 10 9

1.	Name of Reporting Person: Mitsui & Co. (U.S.A.), Inc.		I.R.S. Identification Nos. of above persons (entities only): 13-2559853

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: New York

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 7,220,349

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 7,220,349

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,220,349 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒ (1)

13.	Percent of Class Represented by Amount in Row (11): 15.8% (2)

14.	Type of Reporting Person (See Instructions): CO

(1) The parties to the Stockholders Agreement (as defined in Item 6) may be deemed to constitute a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Reporting Persons may be deemed to share beneficial ownership of the shares of Common Stock owned by the other stockholder parties to the Stockholders Agreement. The Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock held by such other parties.

(2) This percentage reflects the proposed issuance of 4,050,000 shares of Common Stock to the Reporting Persons described in this Amendment No. 2.

     This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statement on Schedule 13D initially filed by the Reporting Persons on April 11, 2003, as amended by Amendment No. 1. filed on April 24, 2003 (the “Statement”). Information reported in the Statement remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 2. Capitalized terms used and not defined in this Amendment No. 2 shall have the meanings set forth in the Statement.

Item 2. Identity and Background

     Item 2 of the Statement is hereby amended and supplemented as follows:

     Information with respect to the directors and executive officers of the Reporting Persons set forth in Annex A to the Statement is hereby amended and restated in its entirety as set forth in Annex A to this Amendment No. 2, and is incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration

     The source of funds for the purchase of the Common Stock by the Reporting Persons is working capital.

Item 4. Purpose of Transaction

     Item 4 of the Statement is hereby amended and supplemented as follows:

     On February 16, 2004, the Reporting Persons and the Company entered into a Purchase Agreement (the “Purchase Agreement”) pursuant to which the Reporting Persons, subject to the terms and conditions thereof, agreed to purchase from the Company 4,050,000 shares of Common Stock for a purchase price of $119,434,500. The Purchase Agreement provides that Mitsui Japan will purchase 3,240,000 shares of Common Stock and Mitsui USA will purchase 810,000 shares of Common Stock. The transactions contemplated by the Purchase Agreement are subject to approval by the holders of the Common Stock, expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and other customary conditions.

     The Purchase Agreement, among other things, includes provisions restricting the Reporting Persons from acquiring additional beneficial ownership of Common Stock. These restrictions are subject to a number of exceptions, including an exception for beneficial ownership by the Reporting Persons of not more than 49% of the outstanding Common Stock. The Purchase Agreement also requires the Reporting Persons to notify the Company should they propose to increase their beneficial ownership of Common Stock to 20% or more of the outstanding Common Stock. The Purchase Agreement grants the Reporting Persons the right to designate an officer of the Company and prohibits the Company from restricting the ability of the Reporting Persons to propose, nominate or vote for a director of the Company. At times when no representative of the Reporting Persons is a director of the Company, the Purchase Agreement permits the Reporting Persons to designate an observer at meetings of the board of directors of the Company.

     Upon the closing of the transactions contemplated by the Purchase Agreement (the “Closing”), the Reporting Persons will enter into a Stockholders Agreement (the “Stockholders

Agreement”) with International Motor Cars Group I, L.L.C., International Motor Cars Group II, L.L.C., Penske Corporation, and Penske Automotive Holdings Corp. (collectively, “Penske”) (the “Stockholders Agreement”), and a Second Amended and Restated Registration Rights Agreement with the Company (the “Registration Rights Agreement”). See Item 6 to this Amendment No. 2, which is incorporated herein by reference. A copy of the Purchase Agreement is filed with this Amendment No. 2 as Exhibit 6 and is incorporated herein by reference.

     The shares of Common Stock reported by the Reporting Persons were acquired for the purpose of investment. Prior to entering into the Purchase Agreement, the Reporting Persons owned 3,170,349 shares of Common Stock, which they acquired in negotiated transactions from the Company and from stockholders of the Company.

     The Reporting Persons may in the future seek to acquire, alone or in conjunction with others, additional shares of Common Stock, through open market purchases, negotiated transactions, tender offer, merger or otherwise. Future purchases will depend on market, business and economic conditions, availability of capital, factors relating to the Company (including the market price of the Common Stock) and other factors that the Reporting Persons may consider relevant. The Reporting Persons may seek at any time to dispose of all or a portion of their shares of Common Stock, through open market transactions, negotiated transactions or otherwise. Future sales will depend on the factors set forth above. There can be no assurance that the Reporting Persons will purchase any additional shares of Common Stock or dispose of any shares of Common Stock.

Item 5. Interest in Securities of the Issuer

     (a) The Reporting Persons beneficially own, within the meaning of Rule 13d-3 under the Exchange Act, an aggregate of 7,220,349 shares of Common Stock. The Common Stock owned by the Reporting Persons constitutes approximately 15.8% of the Common Stock issued and outstanding following the proposed issuance computed on the basis of 41,787,121 shares of Common Stock currently issued and outstanding (as confirmed by the Company). To the Reporting Persons’ knowledge, other persons named in Item 2 do not beneficially own, within the meaning of Rule 13d-3 under the Exchange Act, any Common Stock.

     The parties to the Stockholders Agreement may be deemed to constitute a “group” within the meaning of Section 13(d) of the Exchange Act, and the Reporting Persons may be deemed to share beneficial ownership of the shares of Common Stock owned by the Penske entities, the other stockholder parties to the Stockholders Agreement. The Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock held by Penske.

     (b) Mitsui Japan and Mitsui USA have the shared power to vote and dispose of 7,220,349 shares of Common Stock.

     (c) Transactions in the Common Stock that were effected during the past sixty days by the Reporting Persons are set forth below:

     On February 16, 2004, Mitsui Japan and Mitsui USA agreed to purchase from the Company 3,240,000 and 810,000 shares of Common Stock, respectively, pursuant to the

Purchase Agreement and subject to the terms and conditions thereof, at a cash price of $[      ] per share.

     (d) None.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Purchase Agreement between Reporting Persons and the Company

     See Item 4 to this Amendment No. 2, which is incorporated herein by reference.

     Termination Agreement

     The Termination Agreement will terminate the existing Second Amended and Restated Stockholders Agreement, dated February 22, 2002, among the Reporting Persons, Penske, Penske Capital Partners, L.L.C., Aeneas Venture Corporation, J.P. Morgan Partners (BHCA), L.P., Virginia Surety Company, Inc. and the Company, a copy of which was filed as Exhibit 2 to the initial Statement filed by the Reporting Persons on April 11, 2003. The form of Termination Agreement to be entered into at Closing is filed with this Amendment No. 2 as Exhibit 7 and is incorporated herein by reference.

     Stockholders Agreement

     The Stockholders Agreement will, among other things, require Penske to vote all of the shares of Common Stock beneficially owned by Penske in favor of one (1) representative of the Reporting Persons for election as a director of the Company and will require the Reporting Persons to vote all of the shares of Common Stock they beneficially own in favor of up to fourteen (14) persons voted for by Penske for election as directors of the Company. The Stockholders Agreement also extends the pro-rata tag-along rights granted by Penske to the Reporting Persons, which were described in the initial Statement, for the full term of the Stockholders Agreement, subject to the right of Penske to transfer, in the aggregate, up to five percent of its current ownership without complying with the “tag-along” provisions. The Stockholders Agreement to be entered into at Closing is filed with this Amendment No. 2 as Exhibit 8 and is incorporated herein by reference.

     Second Amended and Restated Registration Rights Agreement

     The Registration Rights Agreement amends and restates in its entirety the existing Amended and Restated Registration Rights Agreement, a copy of which was filed with the original Statement as Exhibit 4, to, among other things, provide the Reporting Persons, subject to certain procedures, limitations and restrictions, with two demand registration rights and unlimited incidental registration rights. The form of Registration Rights Agreement to be entered into at Closing is filed with this Amendment No. 2 as Exhibit 9 and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

     Exhibit 1    Purchase Agreement, dated April 4, 2003, between the Reporting Persons and J.P. Morgan Partners (BHCA), L.P.*

     Exhibit 2    Second Amended and Restated Stockholders Agreement , dated February 22, 2002, among the Reporting Persons, International Motor Cars Group I, L.L.C., International Motor Cars Group II, L.L.C., Penske Corporation, Penske Automotive Holdings Corp., Penske Capital Partners, L.L.C., Aeneas Venture Corporation, J.P. Morgan Partners (BHCA), L.P., Virginia Surety Company, Inc. and the Company.*

     Exhibit 3    Mitsui Side Letter, dated February 28, 2001, among the Reporting Persons, Penske Corporation and the Company.*

     Exhibit 4    Amended and Restated Registration Rights Agreement, dated February 22, 2002, between the Company and the Reporting Persons.*

     Exhibit 5    Letter Agreement, dated April 4, 2003, among the Reporting Persons, International Motor Cars Group I, L.L.C., International Motor Cars Group II, L.L.C., Penske Corporation, Penske Automotive Holdings Corp. and Penske Capital Partners, L.L.C.*

     Exhibit 6    Purchase Agreement, dated February 16, 2004, between the Reporting Persons, International Motor Cars Group I, L.L.C., International Motor Cars Group II, L.L.C., Penske Corporation, Penske Automotive Holdings Corp., and the Company.

     Exhibit 7    Form of Termination Agreement among the Reporting Persons, International Motor Cars Group I, L.L.C., International Motor Cars Group II, L.L.C., Penske Corporation, Penske Automotive Holdings Corp., Penske Capital Partners, L.L.C., and the Company.

     Exhibit 8    Form of Stockholders Agreement among the Reporting Persons, International Motor Cars Group I, L.L.C., International Motor Cars Group II, L.L.C., Penske Corporation, and Penske Automotive Holdings Corp.

     Exhibit 9    Form of Second Amended and Restated Registration Rights Agreement between the Company and the Reporting Persons.

     * Previously filed on April 11, 2003 with the original Statement on Schedule 13D.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2004

MITSUI & CO., LTD.

By:	/s/ Tatsuo Nakayama

	Name:	Tatsuo Nakayama
	Title:	General Manager First Motor Vehicles Division

MITSUI & CO. (U.S.A.), INC.

By:	/s/ Osamu Koyama

	Name:	Osamu Koyama Title: Senior Vice President

ANNEX A

     Unless otherwise indicated, the business address of the directors and executive officers of Mitsui Japan is 2-1 Ohtemachi, 1-Chome, Chiyoda-Ku, Tokyo, Japan and the business address of the directors and executive officers of Mitsui USA is 200 Park Avenue, New York, NY 10166-0130. Each occupation set forth opposite such person’s name refers to employment with the Reporting Persons. To the Reporting Persons’ knowledge, none of the Reporting Persons’ directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was or is subject to a civil judgment of the type described in clauses (d) or (e) of Item 2 of the Statement. Unless otherwise indicated, each of the directors and officers of the Reporting Persons is a citizen of Japan.

Directors and Executive Officers of Mitsui Japan

Number of Shares of
	Occupation and	Common Stock
Name	Business Address	Beneficially Owned

Nobuo Ohashi	Chairman and Executive Director	—
Shoei Utsuda	President and Chief Executive Officer	—
Hiroshi Nagata	Executive Vice President	—
Kazumi Nakagawa	Executive Vice President	—
Norio Shoji (1)	Executive Vice President	—
Tasuku Kondo	Senior Executive Managing Officer	—
Katsuto Momii	Senior Executive Managing Officer	—
Tetsuya Matsuoka	Senior Executive Managing Officer	—
Yasuo Hayashi	Senior Executive Managing Officer	—
Masataka Suzuki	Senior Executive Managing Officer	—
Akishige Okada	Director	—
Toshihiko Sasahira	Executive Managing Officer	—
Gempachiro Aihara (2)	Executive Managing Officer	—
Yushi Nagata	Executive Managing Officer	—
Jun Moriyama	Executive Managing Officer	—
Hiroshi Tada (3)	Executive Managing Officer	—
Motokazu Yoshida	Executive Managing Officer	—
Yoshiyuki Kagawa	Executive Managing Officer	—

(1) Business address is 20 Old Bailey, London EC4M 7QQ, United Kingdom.

(2) Business address is Units 06-09, 33rd Floor, CWTC Tower 1, 1 Jianguomenwai Street Beijing 100004, China.

(3) Business address is 200 Park Avenue, New York, NY 10166-0130.

Directors and Executive Officers of Mitsui USA

Number of Shares of
	Occupation and	Common Stock
Name	Business Address	Beneficially Owned

Hiroshi Tada	President & Chief Executive Officer (director)	—
Hiroyuki Kato	Senior Vice President (director)	—
Akira Okazawa	Senior Vice President & Chief Financial Officer (director)	—
Toru Nakajima	Senior Vice President & Chief Information Officer (director)	—
Tasuku Kondo	Director (1)	—
Junsaku Kitamura	Senior Vice President	—
Yasuyuki Abe	Senior Vice President	—
Masahiko Tsumoto	Senior Vice President	—
Mitsuo Matsuura	Senior Vice President (2)	—
Toshiro Nakada	Senior Vice President	—
Shigeo Toyama	Senior Vice President	—
Osamu Koyama	Senior Vice President (3)	—
Yoshiyasu Maruoka	Senior Vice President (4)	—
Tsuneyoshi Doi	Senior Vice President (5)	—
Noriyuki Sato	Senior Vice President (6)	—
Osamu Toriumi	Corporate Secretary	—

(1) Business address is 2-1 Ohtemachi, 1-Chome, Chiyoda-Ku, Tokyo, Japan.

(2) Business address is 20300 Stevens Creek Blvd., Suite 300, Cupertino, CA 95014.

(3) Business address is 200 East Randolph Drive, Suite 5200, Chicago, IL 60601.

(4) Business address is 1300 Post Oak Blvd, Suite 1700 Houston, Texas 77056.

(5) Business address is 601 South Figueroa Street, Suite 1900, Los Angeles, CA 90017.

(6) Business address is 1001 Fourth Avenue, Suite 3950, Seattle, WA 98154.